United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

SunPower Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867652 406

(CUSIP Number)

Lee Young

Legal Director, Corporate Transaction

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

011-331-4135-5560

Copies to:

Ryan Maierson

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

(713) 546-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867652 406	13D	Page 1 of 2 Pages

Explanatory Note

This Amendment No. 10 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on June 23, 2011, as amended on July 1, 2011, November 21, 2011, December 23, 2011, February 2, 2012, March 1, 2012, June 6, 2013, June 18, 2014 and December 10, 2015 (the “Filing”), by the Reporting Persons relating to the Shares of the Issuer. Information reported in the Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Filing.

Item 4.	Purpose of Transaction

Item 4 of the Filing is hereby amended to add the following information at the end of such Item:

Pursuant to the Reporting Persons rights under Section 3.1 of the previously disclosed Affiliation Agreement, on November 21, 2019, the Reporting Persons delivered notice to the Issuer that they intend to purchase additional Shares to maintain at least a 50% beneficial ownership in the Shares following the closing of a registered public offering of Shares by the Issuer.

Subject to the terms of the Affiliation Agreement, the Reporting Persons are under no obligation to purchase additional Shares and may change their investment intent at any point.

CUSIP No. 867652 406	13D	Page 2 of 2 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 25, 2019

TOTAL S.A.

By:	/s/ Antoine Larenaudie
Name:	Antoine Larenaudie
Title:	Treasurer

TOTAL ENERGIES NOUVELLES ACTIVITÉS USA (now known as Total Solar Intl SAS)

By:	/s/ Noemie Le Baut
Name:	Noemie Le Baut
Title:	Managing Director